2nd January, 2004

To,

The New York Stock Exchange,
New York,
U. S. A.

Dear Sir(s),

Sub: Granting of options under Employees Stock Options Scheme (ESOP IV)

We wish to inform you that at the meeting of the Compensation Committee of HDFC Bank Limited held on Monday, 29th December, 2003 employees and the Directors of the bank have been granted 68,23,400 (Sixty Eight Lacs Twenty Three Thousand Four Hundred only) options under ESOP IV at the price of Rs. 358.60/- (Rupees Three Hundred and Fifty Eight and paise Sixty only).

The shareholders of the Bank have already authorised the Compensation Committee to grant these options vide their resolution dated 2nd June, 2003.

This is for your information and record.

Thanking you,

Yours faithfully,
for HDFC BANK LIMITED

Sanjay Dongre
Vice President (Legal)
& Company Secretary